June 4, 2014

FILED VIA EDGAR; ORIGINALS SENT VIA UPS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:	Ethan Horowitz
Branch Chief

Re:                          Avery Dennison Corporation
Form 10-K for Fiscal Year Ended December 28, 2013
Filed February 26, 2014
File No. 001-07685

Ladies and Gentlemen:

In connection with the comments contained in the May 7, 2014 letter (the “Comment Letter”) from the staff of the Commission (the “Staff”) to Mitchell R. Butier, Senior Vice President and Chief Financial Officer of Avery Dennison Corporation (the “Company,” “we” or “us”), we have provided our responses to the Staff’s comments below.

We appreciate your comments.  For your convenience, we have set forth each of the Staff’s comments contained in the Comment Letter, followed by our response.

Form 10-K for Fiscal Year Ended December 28, 2013

Notes to Consolidated Financial Statements

Note 12 – Taxes Based on Income, page 56

1.                                    We note that the adjustment to your income tax expense reconciliation captioned “tax contingencies and audit settlements” represented an 18.2% increase to the amount calculated based on domestic federal statutory tax rates for the fiscal year ended December 28, 2013.  Please provide us with a description of the types of items typically represented by this adjustment and tell us about the amounts that make up the total for the current fiscal year.  Refer to FASB ASC 740-10-50-12.

Securities and Exchange Commission

Division of Corporate Finance

Attn:  Ethan Horowitz, Branch Chief

June 4, 2014

The adjustment in our tax expense reconciliation captioned “tax contingencies and audit settlements” reflects amounts related to income tax uncertainties in accordance with the recognition and measurement provisions of ASC 740.  These uncertainties relate primarily to transfer pricing matters and deductibility of intercompany charges in numerous jurisdictions (collectively, “Transfer Pricing Items”), and, where applicable, include the current year accrual of interest and penalties related to unrecognized tax benefits. The $23.1 million adjustment for the fiscal year ended December 28, 2013 reflected $20.4 million of tax expense related to changes in unrecognized tax benefits during the year, of which approximately $17.6 million related to Transfer Pricing Items and $2.8 million related to various other unrecognized tax benefit items; the balance of $2.7 million related to a net increase in interest accrual.  The increase in tax contingencies and audit settlements during the 2013 fiscal year compared to prior years reflected new information gained primarily from on-going transfer pricing audit negotiations in China.

2.                                    It appears that the adjustment to your income tax expense reconciliation captioned “corporate owned life insurance” was described as “deferred compensation assets” in your prior year filings.  Please describe the nature of this line item and tell us why a change in the caption used to describe it was deemed appropriate. Refer to FASB ASC 740-10-50-12.

This line item relates to corporate owned life insurance policies that provide the Company with death benefits that qualify for exclusion from taxable income under Internal Revenue Code Section 101.  During 2013, we evaluated the current and historical content of the line item and determined that the caption “corporate owned life insurance” provides a more meaningful description than the previously used, broader caption “deferred compensation assets.”

3.                                    Please revise your disclosure of net operating losses and tax credit carryforwards on pages 57-58 of your annual report to state the amount that will expire each year if unused.  Refer to FASB ASC 740-10-50-3.

On the following page we provide a table detailing the amount of net operating losses and tax credit carryforwards as of December 28, 2013 that will expire each year if unused.

Securities and Exchange Commission

Division of Corporate Finance

Attn:  Ethan Horowitz, Branch Chief

June 4, 2014

(In Millions)	Net Operating Losses[1]	Tax Credits
Expires in 2014	$2.9	$0.9
Expires in 2015	$13.5	$1.9
Expires in 2016	$9.2	$0.7
Expires in 2017	$17.2	$4.8
Expires in 2018	$22.7	$33.2
Expires in 2019	$24.8	$33.1
Expires in 2020	$5.5	$15.8
Expires in 2021	$4.4	$0.3
Expires in 2022	$10.2	$9.7
Expires in 2023	$5.6	$0.4
Expires in 2024	-	$0.2
Expires in 2025	-	$0.1
Expires in 2026	-	$1.2
Expires in 2027	-	$0.2
Expires in 2028	-	$0.2
Expires in 2029	$2.0	$1.2
Expires in 2030	$0.5	$4.7
Expires in 2031	$1.9	$5.2
Expires in 2032	-	$4.1
Expires in 2033	-	$2.8
Indefinite life/no expiration	$944.8	$8.5
Total	$1,065.2	$129.2

Because the tax-effected net operating loss and tax credit amounts expiring in 2014 were determined to be insignificant, no disclosure related to these amounts was determined necessary in our 2013 annual report.  In future annual reports, we will include disclosure detailing the amount of net operating losses and tax credit carryforwards that will expire each year if unused.

Note 13 – Segment Information, page 58

4.            Disclosure in your filing states that certain operating segments are aggregated or combined based on materiality, quantitative factors, and similar qualitative economic characteristics.  It appears that your pressure-sensitive materials segment includes both your label and packaging materials business and your graphics, reflective, and performance tapes business. Please provide us with an analysis supporting the aggregation of these businesses into a single operating segment pursuant to FASB ASC 280-10-50-11. With regard to the similarities in economic characteristics, please address the remarks attributed to your chief executive officer

1  Consistent with our disclosure in Note 11, these net operating losses are presented before tax effect.

Securities and Exchange Commission

Division of Corporate Finance

Attn:  Ethan Horowitz, Branch Chief

June 4, 2014

as part of the conference call to discuss your March 29, 2014 operating results indicating that your graphics, reflective, and performance tapes business has higher than average margins.

The disclosure in Note 1, Summary of Significant Accounting Policies (as referenced in Note 13, Segment Information), regarding the aggregation of certain operating segments based on materiality, quantitative factors, and similar qualitative economic characteristics accurately reflected our practice prior to the realignment of our segment reporting in the fourth quarter of 2012.  This realignment resulted in the establishment of three operating segments, none of which were aggregated for segment reporting purposes (prior to the fourth quarter of 2012, we did aggregate certain of our operating segments).  The operating structure in place in the fourth quarter of 2012 remained in place during 2013 and therefore the disclosure noted by the Staff should have been removed from Note 1 since it was not applicable for 2013.  We will remove the reference to aggregation of operating segments in future filings.  We provide additional information regarding the realignment of our segment reporting for the Staff’s information below.

As disclosed in our annual report for the 2012 fiscal year, we realigned our segment reporting in the fourth quarter of 2012 to reflect our new operating structure as a result of the restructuring program we initiated in mid-2012.  This program included the consolidation of certain business operations, the streamlining of our corporate organization, and the realignment of organizational structures and accountabilities.  As a result of this realignment, we identified three operating segments for the 2013 fiscal year.  Each of the three operating segments has a segment manager who reports into our Chief Executive Officer (CEO), Dean Scarborough (whom we have identified as our chief operating decision maker, or CODM).  These segment managers were:  (i) for the Pressure-sensitive Materials (“PSM”) segment, Donald Nolan, President, Materials Group; (ii) for the Retail Branding and Information Solutions (“RBIS”) segment, Shawn Neville, President, RBIS; and (iii) for Vancive Medical Technologies (“Vancive”) – which, beginning in 2013, was the only component of our other specialty converting businesses – Howard Kelly, Vice President and General Manager, Vancive.  In determining our operating and reportable segments, we followed the management approach defined in ASC 280-10-05, which allows users to see a company’s business through the eyes of company management, based upon the way the CODM reviews performance and makes decisions about the allocation of resources.  Based on our realigned organizational structure, we concluded then that our three operating segments were PSM, RBIS and Vancive.  We also concluded that the PSM and RBIS operating segments were our only reportable segments. Vancive was not quantitatively material enough to be reported as a reportable segment under ASC 280-10-50-13.

Consistent with ASC 280-10-50-7 – which states that, generally, an operating segment has a segment manager who is directly accountable to, and maintains regular contact with, the CODM – our reporting structure is designed for our CODM to establish and monitor

Securities and Exchange Commission

Division of Corporate Finance

Attn:  Ethan Horowitz, Branch Chief

June 4, 2014

performance targets and incentive plan metrics for the PSM, RBIS and Vancive segment managers.  These segment managers, in turn, establish and monitor performance targets and incentive plan metrics for the product lines that comprise their respective segments, the details of which are not regularly reviewed by the CODM.  A report containing sales and operating income information for each of the three operating segments is provided to the CODM.  The CODM reviews the monthly and quarterly operating results of the three operating segments and discusses these results with the segment managers to assess the performance of their respective segments and make decisions about resources.

Regarding the remarks attributed to our CEO during the earnings teleconference discussing our preliminary financial results for the first quarter of 2014, the reference to higher-than-average margins was a comment on variable margins in certain product lines during the quarter compared to prior periods.  Our CEO was responding to an analyst question regarding mix in our PSM segment and – by referencing higher margins in product lines such as graphics, reflective and performance tapes – he was providing investors with additional color on the impact of product mix on the results for the segment.  As with other businesses, product lines within a business yield different variable margins, and those product lines cited by our CEO are well known within the pressure-sensitive materials industry to yield higher-than-average variable margins.

In addition, the Company acknowledges that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Division of Corporate Finance

Attn:  Ethan Horowitz, Branch Chief

June 4, 2014

We appreciate the opportunity to respond to your comments.  If you have any questions or require additional information regarding our responses, please do not hesitate to contact Joshua Dean of Bingham McCutchen at (714) 830-0617 or the undersigned at (626) 304-2064.

Sincerely,

/s/ Lori J. Bondar

Lori J. Bondar
Vice President, Controller and
Chief Accounting Officer

cc:	Dean A. Scarborough
Mitchell R. Butier
Susan C. Miller
Joshua Dean, Bingham McCutchen LLP